SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Conference Call 2Q14 Results

Linhas aéreas inteligentes

Investor Relations
August 14, 2014

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6th Consecutive Quarter of Improvements on the Operating Results

	Net Revenue	EBIT	EBITDAR
2Q14	R$2.4 billion	R$38 million	R$375 million
vs 2013	+24%	+R$73 million	+60%
LTM	R$9.8 billion	R$382 million	R$1.8 billion
vs 2013 LTM	+21%	+R$874 million	+R$1,138 million

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2

2Q14 Highlights

Financial

- **Positive operating margin** of 1.6%, or 3.4 p.p. up over 2Q13;
- **Total cash** reached R$2.8 billion, or 29% of LTM net revenue;
- **Financial leverage** (adjusted net debt / LTM EBITDAR) came to 4.6x versus 11.3x in 2Q13.
- **Liability Management**:
  - Refinancing of debentures;
  - Bonds 2023 and 2017 Tender offer to reduce debt totaling US$187 million.

Operating

- **Load factor** of 75.2% in 2Q14, +7.5 p.p.;
- **Demand (RPK)** grew by 6% in 2Q14, with **Supply (ASK)** reduction of 5%;
- **Yield** in 2Q14 improved by 17%, with RASK and PRASK climbing by 30% year-on-year;
- **2014 FIFA World Cup™:**
  - **3.4** million customers transported in the period;
  - **122,948** clients in a single day (07/14/2014);
  - Load factor of **81.2%** in the domestic market.

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3

Consistent Increase of LTM EBIT and EBITDAR Margins

EBIT (R$MM) and EBIT margin
+874
-492
-254
266
309
382
-6,1%
-3,0%
3,0%
3,3%
3,9%
2Q13 (LTM)
3Q13 (LTM)
4Q13 (LTM)
1Q14 (LTM)
2Q14 (LTM)

EBITDAR (R$MM) and EBITDAR margin
+1.138
654
931
1.526
1.652
1.792
8,1%
11,1%
17,0%
17,6%
18,2%
2Q13 (LTM)
3Q13 (LTM)
4Q13 (LTM)
1Q14 (LTM)
2Q14 (LTM)

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4

Yield and Load Factor Increase Result in Strong PRASK Growth

Yield and Load Factor
Yield (cents/R$)
Load Factor (%)
▲Yield
24.5%
▲Yield
+17%
18.41
18.35
21.76
22.99
20.88
23.58
25.85
23.95
24.40
▲Load Factor
+7pp
69.5
73.8
69.7
67.2
67.7
69.6
74.8
76.1
75.2
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14

Domestic ASK and PRASK
PRASK (cents/R$)
Domestic ASK
▲ASK
-11.6%
▲ASK
-6.0%
11,551
11,890
11,262
10,897
10,870
11,049
11,294
11,075
10,213
18.35
▲PRASK
30%
12.80
13.54
15.17
15.46
14.14
16.41
19.34
18.23
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14

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5

Operational Performance and Efficiency Gains

Human Resources

Net Revenue /Employees (000)
Employees (000)
21
18
16
16
16
+64.4%
367
458
549
580
603
2011
2012
2013
1Q14 (LTM)
2Q14 (LTM)

RPK / Employees
Employees (000)
21
18
16
16
16
+34.7%
1,658
2,059
2,125
2,223
2,234
2011
2012
2013
1Q14 (LTM)
2Q14 (LTM)

Operations

Net Revenues / Flights (BRL)
Flights (000)
326
349
316
317
314
+35.3%
23,122
23,247
28,301
29,514
31,293
2011
2012
2013
1Q14 (LTM)
2Q14 (LTM)

Liters ('000) / RPK
Fuel Liters (in millions)
1.60
1.66
1.51
1.52
1.52
-11.2%
46.92
45.47
43.59
42.40
41.65
2011
2012
2013
1Q14 (LTM)
2Q14 (LTM)

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6

GOL Captured 50% of Domestic Demand Growth Year to Date

ASK (supply)
-2.2%
21,288
21,767
0.2%
56,881
56,795
GOL
Industry
RPK (demand)
9.0%
16,260
14,914
6.6%
45,039
42,266
GOL
Industry
Load Factor (%)
7.9 p.p
76.4
68.5
4.8 p.p
79.2
74.4
GOL
Industry
Passengers[1]
('000)
+11.4%
17,096
15,340
+7.8%
46,185
42,831
GOL
Industry

YTD Traffic Data = New Operational Level

- ✓ Increase in the number of **passengers transported** in the sector
- ✓ 2014 FIFA **World Cup™**
- ✓ Reduction in **Supply** according to the Guidance for 2014, between -3% and -1%

[1] Source: ANAC – It considers only on boarded passengers

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7

International Revenue Average Compound Growth of 8% Since 2012

Interline Alliances

78 interline agreements signed until the end of 2Q14.

Codeshare Alliances

DELTA · AIR FRANCE KLM · TAP · AEROMEXICO · Alitalia · ETIHAD · Aerolíneas Argentinas · QATAR · IBERIA

DELTA
USA
Mexico
KLM
Holland
AIRFRANCE
France
Portugal
Spain
Italy
Alitalia
IBERIA
QATAR
Qatar
United Arab Emirates
ETIHAD
Brazil
Argentina

International Revenue

% of total revenue
CAGR +8%
6.7% 6.5% 6.5% 7.0% 7.7% 8.0% 8.7% 9.1% 9.4% 10.7%
519 526 537 568 615 650 728 816 885 1,054
1Q12 (LTM)
2Q12 (LTM)
3Q12 (LTM)
4Q12 (LTM)
1Q13 (LTM)
2Q13 (LTM)
3Q13 (LTM)
4Q13 (LTM)
1Q14 (LTM)
2Q14 (LTM)

Growth YoY

% of total revenue
2Q
1Q
+238
351
589
+8,8%
+11,6%
205
146
315
274
2013
2014

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8

Operation During the FIFA World Cup 2014™

GOL achieved its highest ever load factor compared to all Brazilian companies from June, 12 to July 14.

GOL Operation During the World Cup:

- **28,149** commercial flights;
- **908** average flights per day;
- **486** extra flights;
- **1,117** operations in a special network for the World Cup (extra flight + charter);
- **3 thousand employees** were temporarily transferred to the host cities in order to improve the support of the operation;
- **Fluent crew** in English, Spanish, French, Japanese, Korean, Italian, German and Russian were allocated for identified flights to serve these customers;
- **Green World Cup**: 200 flights using biofuel until July, 31st.

Results a achieved during the World Cup :

- **3.4** million customers transported;
- **122,948** customers transported in a day - 07/14/2014;
- **81.2%** load factor in the domestic market;
- **93.1%** on time flight in June;
- **96%** on time flight until July 16;
- **8.16** represented the Customer satisfaction in June, measured by an SMS survey, establishing a new record.

76% of the foreigners approved Air Transportation during the World Cup, according to Datafolha (survey)

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9

Improvement of Products and Services to Better Meet Clients' Needs

Maior espaço entre assentos

Market Leader in **ANAC's A Seal Seats Supply**

Easy and Fast **flight anticipation**

New **Visual Identity** and New **Uniforms**

Fast boarding with **Intelligent Check-in**

Even more leg room and reclining angle with **GOL+ Comfort Seats**

New Products in **GOL's on-board service**

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10

✓Growth of 25.2% in the number of miles accumulated excluding GOL compared to 2Q13;

✓Increased redemption in international airlines partners, reaching 1.2 billion miles, 16.7% of total redemptions;

✓Gross margin of 46.9%, in line with 1Q14;

✓Net income of R$64.1 million, with a net margin of 42.1% in 2Q14;

✓Issue of R$600.0 million in debentures priced at 115% of the CDI rate;

✓Conclusion of the capital reduction process (R$8.17 per share).

2Q14 Financial and Operating Results

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Highlights	2Q14	2Q13	% Change	YTD 14	YTD 13	% Change
Net YIELD (cent. R$)	24.40	20.88	16.9%	24.16	21.94	10.1%
Net PRASK (cent. R$)	18.35	14.14	29.7%	18.29	14.81	23.5%
Net RASK (cent. R$)	20.50	15.72	30.4%	20.19	16.31	23.8%
CASK (cent. R$)	20.16	16.01	25.9%	19.43	16.04	21.1%
CASK ex-fuel (cent. R$)	12.35	9.3	32.8%	11.48	9.00	27.6%
Net Revenue	2,381	1,915	24.4%	4,875	3,998	21.9%
Operating Costs and Expenses	-2,342	-1,950	20.1%	-4,691	-3,931	19.3%
Operating Profit (EBIT)	38	-35	NM	182	66	175.8%
Operating Margin (EBIT)	1.6%	-1.8%	3.4 p.p	3.7%	1.7%	2.0 p.p
Others Revenues and Expenses	-106	-425	75.1%	-299	-532	43.7%
Income (loss) before Tax	-68	-460	85.3%	-117	-466	74.8%
Income Tax	-77	27	NM	-124	-42	192.1%
Net Profit (Loss)	-145	-433	66.5%	-241	-508	52.6%
Net Margin	-6.1%	-22.6%	16.5 p.p	-4.9%	-12.7%	7.8 p.p
EBITDA	162	81	99.8%	442	293	50.7%
EBITDA Margin	6.8%	4.2%	2.6 p.p	9.1%	7.3%	1.7 p.p
EBITDAR	375	235	59.6%	868	602	44.2%
EBITDAR Margin	15.8%	12.3%	3.5 p.p	17.8%	15.1%	2.8 p.p
Average Exchange Rate	2.2296	2.0673	7.9%	2.2974	2.0333	13.0%
End of period Exchange Rate	2.2025	2.2156	-0.6%	2.2025	2.2156	-0.6%
Price per liter Fuel	2.50	2.21	13.1%	2.56	2.32	10.3%

Net Revenues Growth Overcame Costs Increase in 4p.p. on the 2Q14

Net Revenue (R$MM)

+24%
1,915
2,381
+21%
8,104
9,833
2Q13
2Q14
2Q13 (LTM)
2Q14 (LTM)

Operating Costs (R$MM)

+20%
1,950
2,342
+10%
8,597
9,450
2Q13
2Q14
2Q13 (LTM)
2Q14 (LTM)

EBIT (R$MM) and EBIT Margin

+73
-1,8%
-35
38
1,6%
+874
6,1%
-492
382
3,9%
2Q13
2Q14
2Q13 (LTM)
2Q14 (LTM)

EBITDAR (R$MM) and EBITDAR Margin

+140
12.3%
235
15.8%
375
+1,138
654
8.1%
18.2%
1,792
2Q13
2Q14
2Q13 (LTM)
2Q14 (LTM)

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14

Less Volatility in Quarterly Results Despite the Adverse Macroeconomic Scenario

Higher Predictability
135
-271
-75
-34
7
-355
-201
-358
101
-35
37
163
14
38
1,63
2,21
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14
EBIT in R$ mm
USD/BRL

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15

Fuel Prices and Foreign Exchange Impacts the Results

Total CASK (R$ cents)

+25.9%
+19.8%
16.01
20.16
16.01
19.18
2Q13
2Q14
2Q13 (LTM)
2Q14 (LTM)

Average Cost of Fuel

+13.2%
+8.3%
2.21
2.50
2.32
2.51
2Q13
2Q14
2Q13 (LTM)
2Q14 (LTM)

CASK Ex-fuel (R$ cents)

+32.8%
+14.3%
9.30
12.35
10.03
11.46
2Q13
2Q14
2Q13 (LTM)
2Q14 (LTM)

Average Exchange Rate

+7.9%
+12.3%
2.07
2.23
2.04
2.29
2Q13
2Q14
2Q13 (LTM)
2Q14 (LTM)

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16

Increase in Dollar and New LOPA Impact Cost per ASK

New LOPA* Reduces Capacity in 2% and Impacts the Dilution on Cost per ASK

GOL

Operating Expenses

+27%
1,132.4
1,434.4
Salaries
Aircraft rent
Sales & Mkt
Landing fees
Third parties
Maintenance
D&A
Other
335.2
154.0
109.3
134.8
141.7
81.6
116.2
59.7
327.1
213.0
161.0
142.3
202.0
152.4
124.3
112.2
2Q13
2Q14

Operating Expenses Breakdown per ASK

+33%
9.3
12.3
2.8
1.3
0.9
1.1
1.2
0.7
1.0
0.5
2.8
1.8
1.4
1.2
1.7
1.3
1.1
1.0
2Q13
2Q14

*Aircraft configuration

Expenses Variations — **Aircraft Rent**

2Q13
154,0
2Q14
213,0

- Increase of 11 aircrafts under operational leasing versus 2Q13;
- Higher average price for the operational leasing due to the higher value of the new aircrafts;
- 5 aircrafts under returning process to lessors;
- Hedge program result of R$3MM in the 2Q14 (ineffective in 2Q13 for hedging account).

Expenses Variations — **Sales & Marketing**

2Q13
109,3
2Q14
161,0

- Increase in sales incentives in R$15MM;
- Increase in advertising expenses in R$6MM, for promotional fairs and commercial campaigns;
- Higher losses in the direct sales channel in R$26MM.

Expenses Variations — **Aircraft and Traffic Servicing**

2Q13
141,7
2Q14
202,0

- Sales channels expansion and other services related to sales, R$17MM higher, compared to the 2Q14;
- Contract adjustment and dangerousness charge for the ground services employees, increasing by R$20MM;
- Additional R$15MM from ticket purchase from partners, as a result of a greater network connectivity;
- Consulting expenses R$10MM higher than 2Q13 and others.

Expenses Variations — **Maintenance and Repair**

2Q13
81,6
2Q14
152,4

- Additional expenses of 4 aircrafts returned to the lessors in during period;
- 5 aircrafts under returning process during the quarter;
- Higher number of engine maintenance (4 engines versus 2 engines in 2Q13).

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17

Net Result increase by R$288 million compared to 2Q13

BRL,MM
Impact of Exchange Variaton
38
133
25
108
58
37
12
77
-145
288
-433
2Q14 EBIT
Interest on loans
Financial revenue
Exchange variation
Venezuela FX Loss
Results from derivatives
Other financial expenses
Income tax
2Q14 Net income (loss)
▲2Q
2Q13 Net income (loss)

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18

Leverage Reduction and Amortization Profile Improvement

GOL

2Q14 initiatives

- **Debentures**: new Amortization schedule and Covenant change;
- **Financing** of R$150 million (US$68 million) Guaranteed by Engines

Subsequent events

- **Smiles:**
  - **Smiles debenture issuance** of **R$600 million**
  - **Capital Reduction** of R$1 billion
- **"Tender Offer"** of 2017 and 2023 Senior Notes totaling **US$187 million**

2Q14 Schedule
USD Debt
R$ Debt
142
253
320
770
356
1,130
394
2014
2015
2016
2017
2018
After 2018
Perpetual

Proforma
Smiles Debt
USD Debt
R$ Debt
392
603
320
576
356
912
394
2014
2015
2016
2017
2018
After 2018
Perpetual

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19

Guidance

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2014 Guidance

2014 Financial Projections	From	To	Actual Jan-Jun14
Brazilian GDP Growth	1.5%	2.0%	-
Annual Change in RASK	Equal to or higher than 10%		24%
Annual Change in Domestic Supply (ASK)	-3%	-1%	-2.2%
Annual Change in International Supply (ASK)	Up to +8%		4.3%
Annual Change in CASK ex-fuel	Equal to or less than 10%		27.5%
Average Exchange Rate (R$/US$)	2.50	2.40	2.30
Jet Fuel Price (QAV)*	2.85	2.70	2.56
Operating Margin (EBIT)	**3%**	**6%**	**3.7%**

GOL Reaffirms 2014 *Guidance*

(*) Fuel price considers total fuel and lubricant expenses divided by estimated period consumption.

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21

GOL Linhas Aéreas Inteligentes S.A.
Investor Relations

ri@golnaweb.com.br
+55 11 2128 4700
www.voegol.com.br/ir

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.